<u>FORM 6-K</u>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2007

# <u>Silver Wheaton Corp.</u>
(Translation of registrant's name into English)

<u>Suite 3400, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F \_\_\_\_\_          Form 40 F \_\_X\_\_\_\_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes \_\_\_\_\_          No \_\_X\_\_\_\_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_____

**EXHIBIT INDEX**

The following is a list of Exhibits included as part of this Report on Form 6-K:

99.1  News Release dated April 26, 2007
99.2  First Quarter Financial Statements
99.3  CEO Certification
99.4  CFO Certification

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

**<u>Silver Wheaton Corp.</u>**
(Registrant)

<u>Date: May 1, 2007</u>          By:      <u>/s/ Peter Barnes</u>
                                                    Name

                                         Its:      <u>President and Chief Executive Officer</u>
                                                    (Title)

FOR IMMEDIATE RELEASE | TSX: SLW
April 26, 2007 | NYSE: SLW

# SILVER WHEATON REPORTS Q1 EARNINGS OF US$24.9 MILLION AND CASH FLOWS OF US$29.9 MILLION

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) is pleased to announce first quarter net earnings of US$24.9 million (US$0.11 per share) and operating cash flows of US$29.9 million (US$0.14 per share).

## HIGHLIGHTS

- **Net earnings of US$24.9 million (US$0.11 per share) from the sale of 3.3 million ounces of silver, an increase of 80% compared with US$13.8 million (US$0.07 per share) from the sale of 2.7 million ounces of silver in 2006.**
- **Operating cash flows of US$29.9 million (US$0.14 per share), more than double those of 2006 (US$13.9 million, or US$0.08 per share).**
- **Cash and cash equivalents at March 31, 2007 of US$68.8 million (December 31, 2006 - US$60.0 million).**
- **On April 16, 2007, the Company agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project located in Mexico for the life of mine. Total upfront consideration to be paid is US$485 million in cash. In addition, an ongoing per ounce cash payment of the lesser of US$3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract. Silver Wheaton has obtained committed bank financing from the Bank of Nova Scotia and BMO Capital Markets, in the amount of US$485 million.**
- **On April 23, 2007, the Company entered into an agreement with Hellas Gold S.A., a 65% owned subsidiary of European Goldfields Ltd. (TSX/AIM: EGO), to acquire all of the silver produced from Hellas Gold's Stratoni mining operations in Greece for the life of mine. Silver Wheaton made an upfront payment of US$57.5 million with cash on hand. In addition, an ongoing per ounce cash payment of the lesser of US$3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.**

"With the recent additions of both the Peñasquito and Stratoni contracts, Silver Wheaton has boosted both near-term silver sales and our long term growth profile" said Peter Barnes, President and Chief Executive Officer of Silver Wheaton. "We feel that this is just the beginning of building the Company with similar accretive acquisitions over the next several years."

## Conference Call

A conference call will be held Thursday, April 26, 2007 at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US      1-800-905-0392
Dial from outside Canada or the US      1-785-830-1913
Pass code      1147207
Live webcast      www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US      1-888-203-1112
Dial from outside Canada or the US      1-719-457-0820
Pass code      1147207
Archived webcast      www.silverwheaton.com

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production. The Company expects to have annual silver sales of approximately 15 million ounces in 2007, increasing to 23 million ounces by 2009 and over 28 million ounces by 2012. Silver Wheaton is unhedged and well positioned for further growth.

**CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS**
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's annual information form for the year ended December 31, 2005 incorporated by reference into Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

David Awram
Director, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com

# SILVER | WHEATON

Q1 MARCH 31, 2007

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE THREE MONTHS ENDED MARCH 31, 2007**

*This Management's Discussion and Analysis should be read in conjunction with the Company's unaudited interim financial statements for the three months ended March 31, 2007 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles.  In addition, the following should be read in conjunction with the 2006 audited financial statements, the related Management's Discussion and Analysis, and the Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian provincial securities regulatory authorities and on SEDAR at www.sedar.com.  This Management's Discussion and Analysis contains "forward looking" statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted.  This Management's Discussion and Analysis has been prepared as of April 25, 2007.*

## HIGHLIGHTS

- Net earnings of $24.9 million ($0.11 per share) from the sale of 3.3 million ounces of silver, compared to $13.8 million ($0.07 per share) from the sale of 2.7 million ounces of silver in 2006.

- Operating cash flows of $29.9 million (2006 - $13.9 million).

- Cash and cash equivalents at March 31, 2007 of $68.8 million (December 31, 2006 - $60.0 million).

- On April 16, 2007, the Company agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project located in Mexico for the life of mine.  Total upfront consideration to be paid is $485 million in cash.  In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.  Silver Wheaton has obtained committed bank financing from the Bank of Nova Scotia and BMO Capital Markets, in the amount of $485 million.

- On April 23, 2007, the Company entered into an agreement with Hellas Gold S.A., a 65% owned subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold's Stratoni mining operations in Greece for the life of mine.   Silver Wheaton made an upfront cash payment of $57.5 million.  In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.

## OVERVIEW

Silver Wheaton Corp. ("Silver Wheaton" or the "Company") is a growth-oriented silver company, and is the largest public mining company with 100% of its revenue from silver production. The Company's goal is to be recognized as the most profitable and best managed silver company in the world.

As at March 31, 2007, the Company had entered into three long-term silver contracts with Goldcorp (Luismin mines in Mexico), Lundin Mining (Zinkgruvan mine in Sweden) and Glencore (Yauliyacu mine in Peru), whereby Silver Wheaton acquires silver production from the counterparties at a fixed price of $3.90 per ounce, subject to an inflationary adjustment.

On April 16, 2007, the Company agreed to acquire 25% of the silver production from Goldcorp's Peñasquito project located in Mexico, at a fixed price of $3.90 per ounce, subject to an inflationary adjustment.

In addition, on April 23, 2007, the Company entered into a long-term silver contract with Hellas Gold S.A. ("Hellas Gold"), a 65% owned subsidiary of European Goldfields, to acquire all of the silver produced from Hellas Gold's Stratoni mine in Greece, at a fixed price of $3.90 per ounce, subject to an inflationary adjustment.

As a result, the primary drivers behind the Company's financial results are the volume of silver production at the various mines and the price of silver.

The Company expects, based upon its current contracts (including Peñasquito and Stratoni), to have annual silver sales of approximately 15 million ounces in 2007, increasing to 23 million ounces in 2009 and 28 million ounces by 2012.   Silver Wheaton is actively pursuing further growth opportunities.

## SUMMARIZED FINANCIAL RESULTS

| | 2007 | 2006 | | | | 2005 | | |
| | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 |
|---|---|---|---|---|---|---|---|---|
| Silver sales ($000's) | $ 44,132 | $ 43,651 | $ 41,766 | $ 47,413 | $ 25,711 | $ 17,474 | $ 18,081 | $ 19,263 |
| Ounces (000's) | 3,343 | 3,534 | 3,520 | 3,805 | 2,672 | 2,176 | 2,535 | 2,668 |
| Average realized silver price ($'s per ounce) | $ 13.20 | $ 12.35 | $ 11.86 | $ 12.46 | $ 9.62 | $ 8.03 | $ 7.13 | $ 7.22 |
| Total cash cost ($'s per ounce)[1] | $ 3.90 | $ 3.90 | $ 3.90 | $ 3.90 | $ 3.90 | $ 3.90 | $ 3.90 | $ 3.90 |
| Net earnings ($000's) | $ 24,937 | $ 23,762 | $ 22,518 | $ 25,159 | $ 13,781 | $ 7,009 | $ 6,378 | $ 6,722 |
| **Earnings per share** | | | | | | | | |
| Basic | $ 0.11 | $ 0.11 | $ 0.10 | $ 0.12 | $ 0.07 | $ 0.04 | $ 0.04 | $ 0.04 |
| Diluted | $ 0.10 | $ 0.10 | $ 0.09 | $ 0.11 | $ 0.07 | $ 0.04 | $ 0.04 | $ 0.04 |
| Cash flow from operations ($000's) | $ 29,899 | $ 29,829 | $ 28,262 | $ 32,699 | $ 13,932 | $ 7,661 | $ 7,889 | $ 9,271 |
| Cash and cash equivalents ($000's) | $ 68,790 | $ 59,994 | $ 61,950 | $ 51,637 | $ 8,368 | $ 117,741 | $ 26,608 | $ 33,279 |
| Total assets ($000's) | $ 700,893 | $ 662,893 | $ 638,123 | $ 614,349 | $ 578,150 | $ 266,151 | $ 173,871 | $ 167,056 |
| Total liabilities ($000's) | $ 2,787 | $ 21,354 | $ 21,202 | $ 20,885 | $ 181,317 | $ 1,961 | $ 426 | $ 586 |
| Shareholders' equity ($000's) | $ 698,106 | $ 641,539 | $ 616,921 | $ 593,464 | $ 96,833 | $ 264,190 | $ 173,445 | $ 166,470 |

1)   Refer to discussion on Non-GAAP measures

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines and timing of shipments that are in the normal course of operations, as well as changes in the price of silver. The number of ounces of silver sold during the quarter continued to be impacted by a temporary reduction in the grade of silver mined at Luismin and Yauliyacu.

## RESULTS OF OPERATIONS AND OPERATIONAL REVIEW

The Company has four business segments, the silver produced by the Luismin, Zinkgruvan and Yauliyacu mines, and corporate operations. The acquisition of silver from the Yauliyacu mine began in May 2006.

| | | Three Months Ended March 31, 2007 | | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | Luismin | | Zinkgruvan | | Yauliyacu | | Corporate | | Total |
| Silver sales ($000's) | $ | 25,809 | $ | 6,896 | $ | 11,427 | $ | - | $ | 44,132 |
| Ounces (000's) | | 1,937 | | 519 | | 887 | | - | | 3,343 |
| Average realized silver price ($'s per ounce) | $ | 13.32 | $ | 13.29 | $ | 12.88 | $ | - | $ | 13.20 |
| Total cash cost ($'s per ounce)[1] | $ | 3.90 | $ | 3.90 | $ | 3.90 | $ | - | $ | 3.90 |
| Net earnings (loss) ($000's) | $ | 17,495 | $ | 4,028 | $ | 4,735 | $ | (1,321) | $ | 24,937 |
| Cash flow from operations ($000's) | $ | 18,794 | $ | 4,772 | $ | 7,968 | $ | (1,635) | $ | 29,899 |

1) Refer to discussion on Non-GAAP measures

| | | Three Months Ended March 31, 2006 | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | Luismin | | Zinkgruvan | | Corporate | | Total |
| Silver sales ($000's) | $ | 21,104 | $ | 4,607 | $ | - | $ | 25,711 |
| Ounces (000's) | | 2,171 | | 501 | | - | | 2,672 |
| Average realized silver price ($'s per ounce) | $ | 9.72 | $ | 9.20 | $ | - | $ | 9.62 |
| Total cash cost ($'s per ounce)[1] | $ | 3.90 | $ | 3.90 | $ | - | $ | 3.90 |
| Net earnings ($000's) | $ | 11,915 | $ | 1,814 | $ | 52 | $ | 13,781 |
| Cash flow from operations ($000's) | $ | 12,637 | $ | 854 | $ | 441 | $ | 13,932 |

1) Refer to discussion on Non-GAAP measures

### LUISMIN

On October 15, 2004, a 100% owned subsidiary of the Company, Silver Wheaton (Caymans) Ltd. ("SW Caymans"), entered into a contract (amended on March 30, 2006) to purchase all of the silver produced by Goldcorp's Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. Total consideration, including the consideration issued as part of the March 30, 2006 amendment, was $36.7 million in cash up-front, a $20 million promissory note and 126 million common shares of the Company. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing on October 15, 2007). Silver Wheaton is not obligated to fund any capital expenditures at Luismin. It is projected that Luismin's annual silver production will approximate 9 million ounces in 2007, increasing to 13 million ounces by 2009 and thereafter.

During the three months ended March 31, 2007, SW Caymans purchased 1.9 million ounces (2006 – 2.2 million ounces) of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $13.32 per ounce (2006 - $9.72 per ounce).  The Company's cash flows and net earnings under the Luismin silver purchase contract for the three months ended March 31, 2007 were $18.8 million (2006 - $12.6 million) and $17.5 million (2006 - $11.9 million) respectively.

At December 31, 2006, the Luismin mines had proven and probable reserves, including Luismin's Los Filos development project, of 93.1 million ounces of silver, measured and indicated resources of 16.0 million ounces of silver and inferred resources of 198.5 million ounces of silver (as described in the Reserves and Resources section of this Management's Discussion and Analysis).

The results of the Luismin mine operations for the three months ended March 31, 2007 are shown below:

| | 2007 | 2006 | | | | 2005 | | |
| | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 |
|---|---|---|---|---|---|---|---|---|
| • Ore milled (tonnes) | 232,400 | 285,800 | 276,700 | 267,400 | 255,800 | 250,600 | 244,000 | 218,700 |
| • Grade (grams/tonne)[1] | | | | | | | | |
| - Gold | 6.46 | 6.07 | 6.50 | 6.61 | 6.18 | 5.57 | 5.55 | 6.23 |
| - Silver | 326 | 296 | 316 | 358 | 348 | 298 | 332 | 310 |
| • Recovery (%) | | | | | | | | |
| - Gold | 95% | 94% | 94% | 94% | 94% | 94% | 94% | 95% |
| - Silver | 92% | 90% | 89% | 89% | 87% | 88% | 88% | 91% |
| • Production (ounces) | | | | | | | | |
| - Gold | 45,900 | 52,600 | 54,400 | 53,700 | 47,800 | 42,200 | 41,000 | 41,800 |
| - Silver | 1,898,300 | 2,118,200 | 2,233,200 | 2,388,400 | 2,192,000 | 1,855,700 | 2,005,700 | 1,974,400 |
| • Sales (ounces) | | | | | | | | |
| - Gold | 46,500 | 52,200 | 53,400 | 54,900 | 46,500 | 42,200 | 39,100 | 44,000 |
| - Silver | 1,937,270 | 2,146,220 | 2,213,500 | 2,447,500 | 2,171,000 | 1,819,800 | 2,003,800 | 2,088,000 |

1)     Grades exclude Nukay, a Luismin mine, which does not produce silver

During January 2007, Luismin sold the San Martin mine.  Therefore, the results of the Luismin mine operations for the three months ended March 31, 2007, including the ore milled, grade, recovery and production figures, do not include the results of the San Martin mine.  In accordance with the Luismin silver contract, Luismin purchases all of the silver produced by the San Martin mine and continues to sell it to Silver Wheaton at $3.90 per ounce, subject to an inflationary adjustment commencing on October 15, 2007.

**Zinkgruvan**

On December 8, 2004, SW Caymans entered into a contract to purchase all of the silver produced by Lundin Mining's Zinkgruvan mining operations in Sweden ("Zinkgruvan") for the life of mine.  During the three months ended March 31, 2007, SW Caymans purchased 0.6 million ounces (2006 – 0.5 million ounces) of silver under the contract at a total cash cost of $3.90 per ounce, and sold 0.5 million ounces (2006 – 0.5 million ounces) for an average price of $13.29 per ounce (2006 - $9.20 per ounce).   The Company's cash flows and net earnings under the Zinkgruvan silver purchase contract for the three months ended March 31, 2007 were $4.8 million (2006 - $0.9 million) and $4.0 million (2006 - $1.8 million) respectively.

As at December 31, 2006, Zinkgruvan had proven and probable silver reserves of 27.9 million ounces, measured and indicated silver resources of 6.7 million ounces and inferred silver resources of 26.1 million ounces (as described in the Reserves and Resources section of this Management's Discussion and Analysis). The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years, and is one of the lowest cost zinc mines in the world. The mine is located in south-central Sweden and has been in production on a continuous basis since 1857.

## YAULIYACU

On March 23, 2006, SW Caymans entered into a contract with Glencore to purchase up to 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore's Yauliyacu mining operations in Peru. The upfront payment was $285 million, comprised of $245 million in cash and a $40 million promissory note, which was paid in full on May 31, 2006. In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009). In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the three months ended March 31, 2007, SW Caymans purchased 0.9 million ounces of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $12.88 per ounce. The Company's cash flows and net earnings under the Yauliyacu silver purchase contract for 2006 were $8.0 million and $4.7 million respectively.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton has an option to extend the 20 year term of the contract in five year increments, on substantially the same terms as the existing contract, subject to an adjustment related to silver price expectations at the time and other factors.

As at December 31, 2006, Yauliyacu had proven and probable silver reserves of 13.1 million ounces, measured and indicated silver resources of 36.5 million ounces and inferred silver resources of 69.2 million ounces (as described in the Reserves and Resources section of this Management's Discussion and Analysis).

## CORPORATE

| (in thousands) | MARCH 31 2007 | | MARCH 31 2006 |
|---|---|---|---|
| General and administrative [1] | $ 2,170 | $ | 629 |
| Interest expense | 14 | | 202 |
| Debt financing costs | 13 | | 254 |
| Project evaluation | 114 | | 33 |
| Interest income | (892) | | (1,140) |
| Foreign exchange gain | (35) | | (30) |
| Loss on mark-to-market of warrants held | 217 | | - |
| Future income tax benefit | (280) | | - |
| Corporate net loss (income) | $ 1,321 | $ | (52) |
| 1) Stock based compensation (a non cash item) included in general and administrative | $ 486 | $ | 111 |

General and administrative expenses totaled $2,170,000 during the three months ended March 31, 2007 compared with $629,000 during 2006. This resulted primarily from increased insurance costs, increased exchange listing and investor relations costs, and increased salary and stock based compensation expenses incurred as a result of hiring additional employees. Stock based compensation expense during the three months ended March 31, 2007, a non cash item, included $0.5 million (2006 - $0.1 million) of amortization of the fair value of share purchase options issued, which was determined using the Black-Scholes option valuation method. During the quarter, 20,000 (2006 – nil) restricted share rights and 740,000 (2006 – nil) share purchase options were granted.

Interest expense totaled $14,000 during the quarter (2006 - $202,000).

Project evaluation expenses of $114,000 (2006 - $33,000) were incurred in pursuing additional silver acquisition opportunities.

Interest income during the quarter of $892,000 (2006 - $1,140,000) was the result of interest earned on cash balances held in short-term money market instruments.

During the quarter, a foreign exchange gain of $35,000 (2006 - $30,000) was realized, as a result of the Company holding a portion of its cash balances in Canadian dollars, while the Canadian dollar increased in value against the US dollar (the Company's functional currency).

Effective January 1, 2007, the Company has adopted the provisions of Section 3855, Financial Instruments – Recognition and Measurement which classifies the warrants held by the Company for long term investment purposes as derivatives that are marked-to-market each reporting period with any gain or loss reflected in net earnings. The loss recorded in the current period from the mark-to-market of the warrants held was $217,000.

During the three months ended March 31, 2007 the Company realized a future income tax benefit of $280,000. This benefit resulted from a $80,000 increase in the Company's realizable non-capital loss carryforwards in Canada as well as a $200,000 reduction in the Company's future income tax liability relating to the loss on mark-to-market of warrants held.

## NON-GAAP MEASURES – TOTAL CASH COSTS PER OUNCE OF SILVER CALCULATION

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures, including total cash costs of silver on a sales basis. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company's performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the three months ended March 31, 2007, the Company's total cash costs, which were equivalent to the Company's Cost of Sales in accordance with GAAP, were $3.90 per ounce of silver.

## LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2007, the Company had cash and cash equivalents of $68.8 million (December 31, 2006 – $60.0 million) and working capital of $69.0 million (December 31, 2006 - $40.0 million). During the three months ended March 31, 2007, the Company generated operating cash flows of $29.9 million compared with $13.9 million during 2006. In the opinion of management, these are sufficient to support the Company's normal operating requirements on an ongoing basis.

### ACQUISITION OF SILVER CONTRACTS

On April 16, 2007, the Company agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project located in Mexico for the life of mine. Total consideration to be paid is $485 million in cash. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.

On April 23, 2007, the Company entered into an agreement with Hellas Gold, a 65% owned subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold's Stratoni mining operations in Greece for the life of mine. Silver Wheaton paid an upfront cash payment of $57.5 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.

The Company will finance these transactions with cash on hand and bank debt as discussed in the subsequent events section of this Management's Discussion and Analysis.

**CONTRACTUAL OBLIGATIONS**

In connection with the Luismin, Zinkgruvan and Stratoni silver contracts, the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment beginning in the fourth quarter of 2007 for Luismin and Zinkgruvan and in 2010 for Stratoni.  This inflationary adjustment is intended to reflect the effects of inflation on operating costs, and is subject to a minimum of 0.4% and a maximum of 1.65% per annum for Luismin and Zinkgruvan, and is fixed at 1% per annum for Stratoni.  In connection with the Yauliyacu silver purchase contract, the Company has committed to purchase up to 4.75 million ounces of silver per year, based on production at the Yauliyacu mine, for a per-ounce cash payment of $3.90, subject to adjustment.  This inflationary adjustment, which will begin in 2009, is subject to a minimum of 1.0% and a maximum of 1.65% per annum.

In addition, On April 16, 2007, the Company agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project located in Mexico for the life of mine.  Total upfront consideration to be paid is $485 million in cash.  In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due, subject to an inflationary adjustment.  This inflationary adjustment is subject to a minimum of 0.4% and a maximum of 1.65% per annum.  This transaction is expected to close by May 31, 2007.

**SHARE CAPITAL**

During the quarter, the Company received cash proceeds of $1.9 million (2006 - $3.3 million) from the exercise of 683,833 (2006 – 1,176,034) share purchase options at a weighted average exercise price of Cdn$3.28 (2006 - Cdn$3.26) per option.  As of April 25, 2007, there were 221,280,544 outstanding common shares, 4,548,833 share purchase options and 165,312,000 share purchase warrants, which are convertible into 39,287,120 common shares.

## RELATED PARTY TRANSACTIONS

At March 31, 2007, Goldcorp owned 49% of the Company's outstanding common shares.  During the three months ended March 31, 2007, the Company purchased 1.9 million ounces (2006 – 2.2 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce, for total consideration of approximately $7.6 million (2006 - $8.5 million).

During the three months ended March 31, 2007, Silver Wheaton repaid a $20 million promissory note due to Goldcorp.

On April 16, 2007, Silver Wheaton agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project located in Mexico for cash consideration of $485 million, as described elsewhere in this Managements Discussion and Analysis.  As part of this transaction, Goldcorp's right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009.

The Company has an agreement with Goldcorp whereby Goldcorp provides certain management and administrative services at cost.  During the quarter, total costs reimbursed to Goldcorp were $52,000 compared to $70,000 during 2006. This agreement allows for cancellation with 30 days notice at any time.

At March 31, 2007, the Company owed Goldcorp $59,465 (December 31, 2006 Goldcorp owed the Company – $17,645).

## SUBSEQUENT EVENTS

### PEÑASQUITO

On April 16, 2007, the Company agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project located in Mexico for the life of mine.  Total upfront consideration to be paid is $485 million in cash.  In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.

At July 31, 2006, Peñasquito had proven and probable silver reserves of 575 million ounces, measured and indicated silver resources of 247 million ounces and inferred silver resources of 881 million ounces.  Goldcorp is continuing exploration on the project and expects to provide an updated reserve and resource statement in July, 2007.

Silver Wheaton will not be required to fund any capital expenditures at Peñasquito, including any expansion scenarios. Goldcorp will provide a completion guarantee to Silver Wheaton that the Peñasquito Mine will be constructed with certain minimum production criteria by certain dates. As a result of this transaction, Silver Wheaton will retain a right of first refusal on any further sales of silver streams from Peñasquito for the mine life for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton. Goldcorp's right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009.

Silver Wheaton intends to finance the $485 million purchase price using cash on hand and bank debt.  Closing of this transaction is subject to execution of definitive agreements and receipt of all regulatory approvals and third party consents, including acceptance by the Toronto Stock Exchange.   This transaction is expected to close by May 31, 2007.

### STRATONI

On April 23, 2007, the Company entered into an agreement with Hellas Gold S.A., a 65% owned subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold's Stratoni mining operations in Greece for the life of mine.   Silver Wheaton made an upfront cash payment of $57.5 million.  In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.

The Stratoni mine consists of a stratabound lead-zinc-silver replacement deposit and lies approximately 4 kilometres from the coastal town of Stratoni.  The mine is expected to produce an average of approximately 1.5 million ounces of silver per year for the next 8-15 years, depending on continued exploration success.

During the term of the contract, Silver Wheaton will have a right of first refusal on any future sales of silver streams from any other mine owned or operated by European Goldfields or Hellas Gold.

### BANK DEBT

On April 16, 2007, the Company entered into a commitment with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $185 million under a non revolving term loan (the "Term Loan") and $300 million under a revolving term loan (the "Revolving Loan") in order to finance the acquisition of the Peñasquito silver contract.  The Revolving Loan is for a period of 7 years and the Term Loan is to be repaid in equal installments over a period of seven years, however, prepayments are allowed at any time.

The Company currently has an undrawn revolving term loan in the amount of $25 million from the Bank of Nova Scotia which will be cancelled upon completion of the new debt facilities described above.

## CONTROLS AND PROCEDURES

**DISCLOSURE CONTROLS AND PROCEDURES**

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the design and effectiveness of the Company's disclosure controls and procedures.  Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

**INTERNAL CONTROLS OVER FINANCIAL REPORTING**

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervisions of the Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP"). The Company's controls include policies and procedures that:

•       pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•       provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•       provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no change in the Company's internal control over financial reporting during the Company's quarter ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management has concluded that internal control over financial reporting was effective as of March 31, 2007.

**LIMITATIONS OF CONTROLS AND PROCEDURES**

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

## CHANGE IN ACCOUNTING POLICY

The Company adopted the provisions of Sections 3855, Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation and 1530, Comprehensive Income, on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income.  As a result of adopting these new standards the Company recorded a non-cash increase of $39.5 million to opening long term investments, a non-cash increase of $3.3 million to future income tax liability and a non-cash pre-tax adjustment of $37.7 million ($31.1 million net of tax) as a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income.  In addition, the Company recorded a non-cash increase of $4.9 million to opening retained earnings to recognize the value of income tax losses not previously recognized, and to record the cumulative effect of the change in accounting policy as it relates to warrants held by the Company and a decrease in deferred debt financing costs.

The Company has added two new accounting policies in relation to these new standards, as described below.

### INVESTMENTS

Long-term investments in equity securities are classified as available-for-sale because the Company intends to hold the investments for more than one year.  Unrealized holding gains and losses related to available-for-sale investments are excluded from net income and are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.

Warrants held by the Company are for long-term investment purposes, however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis.  Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.

The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for available-for-sale securities and a Black-Scholes option pricing model for warrants held.

### DEBT FINANCING COSTS

The Company expenses debt financing costs when they are incurred.

## FINANCIAL INSTRUMENTS

During the quarter ended March 31, 2007, the Company has used a mixture of cash and short-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity required to meet the needs of the business and the flexibility to continue growing through acquisition.  The Company does not use interest rate contracts or other derivative financial instruments, to manage the risks associated with its operations and therefore, in the normal course of business, is inherently exposed to currency, interest rate and commodity price fluctuations.

The Company holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

## OUTLOOK

The Company expects, based upon its current contracts, to have annual silver sales of approximately 15 million ounces in 2007, increasing to 23 million ounces in 2009 and 28 million ounces by 2012.

The Company is unhedged and actively pursuing further growth opportunities.

## RESERVES AND RESOURCES
### (As of December 31, 2006)

#### Proven and Probable Reserves [1,4,5,6,7]

| | PROVEN | | | PROBABLE | | | PROVEN & PROBABLE | | |
|---|---|---|---|---|---|---|---|---|---|
| SILVER | Tonnes Mt | Grade g Ag/t | Contained M oz | Tonnes Mt | Grade g Ag/t | Contained M oz | Tonnes Mt | Grade g Ag/t | Contained M oz |
| Luismin | | | | | | | | | |
| San Dimas | 1.57 | 410 | 20.7 | 2.75 | 375 | 33.2 | 4.31 | 388 | 53.8 |
| San Martin | 0.32 | 33 | 0.3 | 0.71 | 48 | 1.1 | 1.03 | 43 | 1.4 |
| Los Filos | 25.16 | 3 | 2.3 | 177.48 | 6 | 35.6 | 202.65 | 6 | 37.9 |
| Zinkgruvan | 6.64 | 113 | 24.1 | 2.01 | 59 | 3.8 | 8.65 | 100 | 27.9 |
| Yauliyacu | 1.21 | 111 | 4.3 | 1.95 | 141 | 8.8 | 3.16 | 129 | 13.1 |
| Peñasquito (25%) | | | | | | | | | |
| Mill | 66.98 | 35 | 76.3 | 52.25 | 30 | 50.7 | 119.23 | 33 | 127.1 |
| Heap Leach | 17.06 | 24 | 13.3 | 4.70 | 22 | 3.4 | 21.76 | 24 | 16.6 |
| Total | | | 141.3 | | | 136.6 | | | 277.8 |

#### Measured & Indicated Resources [1,2,3,4,5,6,7]

| | MEASURED | | | INDICATED | | | MEASURED & INDICATED | | |
|---|---|---|---|---|---|---|---|---|---|
| SILVER | Tonnes Mt | Grade g Ag/t | Contained M oz | Tonnes Mt | Grade g Ag/t | Contained M oz | Tonnes Mt | Grade g Ag/t | Contained M oz |
| Luismin | | | | | | | | | |
| San Dimas | - | - | - | - | - | - | - | - | - |
| San Martin | 0.02 | 204 | 0.2 | 0.2 | 234 | 1.5 | 0.22 | 231 | 1.7 |
| Los Filos | 10.19 | 4 | 1.3 | 79.61 | 5 | 13.0 | 89.8 | 5 | 14.3 |
| Zinkgruvan (Zn) | 0.54 | 24 | 0.4 | 1.25 | 85 | 3.4 | 1.79 | 67 | 3.8 |
| Zinkgruvan (Cu) | - | - | - | 2.80 | 32 | 2.9 | 2.80 | 32 | 2.9 |
| Yauliyacu | 0.25 | 327 | 2.6 | 3.47 | 303 | 33.8 | 3.72 | 305 | 36.5 |
| Peñasquito (25%) | | | | | | | | | |
| Mill | 28.58 | 26 | 24.2 | 39.23 | 26 | 32.8 | 67.80 | 26 | 57.0 |
| Heap Leach | 4.03 | 14 | 1.8 | 5.28 | 17 | 3.0 | 9.30 | 16 | 4.7 |
| Total | | | 30.5 | | | 90.4 | | | 120.9 |

#### Inferred Resources [1,2,3,4,5,6,7]

| | INFERRED | | |
|---|---|---|---|
| SILVER | Tonnes Mt | Grade g Ag/t | Contained M oz |
| Luismin | | | |
| San Dimas | 17.27 | 321 | 178.1 |
| San Martin | 1.79 | 138 | 8.0 |
| Los Filos | 71.49 | 5 | 12.4 |
| Zinkgruvan (Zn) | 7.79 | 101 | 25.3 |
| Zinkgruvan (Cu) | 0.89 | 28 | 0.8 |
| Yauliyacu | 8.4 | 257 | 69.2 |
| Peñasquito (25%) | | | |
| Mill | 601.15 | 11 | 212.3 |
| Heap Leach | 43.00 | 6 | 8.0 |
| Total | | | 514.1 |

NOTES:

1. All Mineral Reserves and Mineral Resources have been calculated as of December 31, 2006 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

2.    All Mineral Resources are exclusive of Mineral Reserves.
3.    Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4.    The Qualified Person for the Mineral Reserve and Mineral Resource estimates as defined by National Instrument 43-101 are as follows:
   a.    San Dimas, San Martin – Reynaldo Rivera, MAusIMM, an employee of Luismin, S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.
   b.    Los Filos – Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V.
   c.    Zinkgruvan – Lars Malmström, Chief Geologist, and Per Hedström, Senior Geologist, both employees of Zinkgruvan.
   d.    Yauliyacu – Randy Smallwood, P.Eng., Executive Vice President of Silver Wheaton Corp.
   e.    Peñasquito - as per Glamis June 21, 2006 press release
5.    Mineral Reserves and Mineral Resources are estimated using appropriate recovery rates and commodity prices as follows:
   a.    San Dimas and San Martin Reserves – US$7.00 per silver ounce
   b.    San Dimas and San Martin Resources – US$7.00 per silver ounce
   c.    Zinkgruvan Reserves and Resources – US$5.75 per silver ounce
   d.    Yauliyacu Reserves and Resources – US$10.00 per silver ounce
6.    Silver Wheaton's purchase agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows.  Silver production at Yauliyacu in excess of 4.75 million ounces per year is to the credit of Glencore, and therefore a portion of the reserves and resources from Yauliyacu may relate to production which may be for the credit of Glencore.
7.    Peñasquito reserves and resources are on a pro-forma basis based on successful completion of a definitive silver contract, which is expected to close by May 31, 2007.

## CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's annual information form for the year ended December 31, 2006 incorporated by reference into Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

## CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of Silver Wheaton for the year ended December 31, 2006 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2007 available at www.sedar.com, for further information on mined Reserves and Resources, which is subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

**Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:**  The information contained herein uses the terms "Measured", "Indicated" and "Inferred" Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  **United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.**

| (US dollars and shares in thousands, except per share amounts – unaudited) | NOTE | THREE MONTHS ENDED MARCH 31 2007 | THREE MONTHS ENDED MARCH 31 2006 |
|---|---|---|---|
| Silver sales | | $ 44,132 | $ 25,711 |
| | | | |
| Cost of sales | | 13,039 | 10,422 |
| Depreciation and amortization | | 4,835 | 1,560 |
| | | 17,874 | 11,982 |
| Earnings from operations | | 26,258 | 13,729 |
| | | | |
| Expenses and other income | | | |
| General and administrative [1] | | 2,170 | 629 |
| Interest expense | | 14 | 202 |
| Debt financing costs | | 13 | 254 |
| Project evaluation | | 114 | 33 |
| Interest income | | (892) | (1,140) |
| Foreign exchange gain | | (35) | (30) |
| Loss on mark-to-market of warrants held | 3 | 217 | - |
| | | 1,601 | (52) |
| Earnings before tax | | 24,657 | 13,781 |
| Future income tax benefit | | 280 | - |
| Net earnings | | $ 24,937 | $ 13,781 |
| 1) Stock based compensation (a non cash item) included in General and administrative | | $ 486 | $ 111 |
| | | | |
| Basic earnings per share | | $ 0.11 | $ 0.07 |
| | | | |
| Diluted earnings per share | | $ 0.10 | $ 0.07 |
| | | | |
| Weighted average number of shares outstanding | | | |
| - basic | | 220,853 | 184,433 |
| - diluted | | 244,239 | 204,389 |

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

| (US dollars and shares in thousands - unaudited) | NOTE | MARCH 31 2007 | DECEMBER 31 2006 |
|---|---|---|---|
| **Assets** | | | |
| Current | | | |
|     Cash and cash equivalents | | $ 68,790 | $ 59,994 |
|     Accounts receivable | | 827 | 1,220 |
|     Silver inventory | | 268 | - |
|     Other | | 483 | 133 |
| | | 70,368 | 61,347 |
| | | | |
| Long-term investments | 3 | 99,722 | 65,992 |
| Deferred project evaluation costs | | 243 | - |
| Silver contracts | 4 | 529,848 | 534,683 |
| Deferred debt financing costs | 2 | - | 174 |
| Other | | 712 | 697 |
| | | $ 700,893 | $ 662,893 |
| | | | |
| **Liabilities** | | | |
| Current | | | |
|     Accounts payable | | $ 483 | $ 396 |
|     Accrued liabilities | | 861 | 958 |
|     Promissory notes | 5 | - | 20,000 |
| | | 1,344 | 21,354 |
| | | | |
| Future income taxes | 3 | 1,443 | - |
| | | 2,787 | 21,354 |
| | | | |
| **Shareholders' Equity** | | | |
| Share purchase options | 7(c) | 4,594 | 4,680 |
| Restricted share units | 7(d) | 121 | 111 |
| Warrants | 7(b) | 38,782 | 38,824 |
| Share capital | | | |
|     Common shares | | | |
|         Authorized: unlimited shares, no par value; | | | |
|         Issued and outstanding: 221,281(December 31, 2006: 220,562 ) | 7(a) | 488,874 | 486,071 |
| Retained earnings | | 141,733 | 111,853 |
| Accumulated other comprehensive income | 2 | 24,002 | - |
| | | 165,735 | 111,853 |
| | | 698,106 | 641,539 |
| | | $ 700,893 | $ 662,893 |
| Subsequent Events | 11 | | |

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

| (US dollars in thousands - unaudited) | NOTE | THREE MONTHS ENDED MARCH 31 2007 | THREE MONTHS ENDED MARCH 31 2006 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net earnings | | $    24,937 | $    13,781 |
| Items not affecting cash | | | |
|     Depreciation and amortization | | 4,835 | 1,560 |
|     Amortization of debt financing costs | | - | 254 |
|     Stock based compensation | | 486 | 111 |
|     Loss on mark-to-market of warrants held | | 217 | - |
|     Other | | (305) | 87 |
| Change in non-cash working capital | 8 | (271) | (1,861) |
| Cash generated by operating activities | | 29,899 | 13,932 |
| | | | |
| **Financing Activities** | | | |
| Bank debt drawn down | | - | 125,000 |
| Bank debt repaid | | - | (5,000) |
| Promissory note repaid | 5 | (20,000) | - |
| Debt financing costs | | - | (963) |
| Share issue costs | | - | (319) |
| Warrants exercised | | 271 | 81 |
| Share purchase options exercised | | 1,928 | 3,329 |
| Cash (applied to) generated by financing activities | | (17,801) | 122,128 |
| | | | |
| **Investing Activities** | | | |
| Purchase of long-term investments | 3 | (3,137) | - |
| Deferred project evaluation | | (190) | - |
| Silver contracts | 4 | - | (245,363) |
| Cash applied to investing activities | | (3,327) | (245,363) |
| **Effect of exchange rate changes on cash and cash equivalents** | | 25 | (70) |
| Increase (decrease) in cash and cash equivalents | | 8,796 | (109,373) |
| Cash and cash equivalents, beginning of period | | 59,994 | 117,741 |
| Cash and cash equivalents, end of period | | $    68,790 | $    8,368 |

At March 31, 2007, the Company's cash and cash equivalents consisted of $4.8 million in cash (December 31, 2006 - $8.0 million) and $64.0 million in cash equivalents (December 31, 2006 - $52.0 million).  Cash equivalents include term deposits and treasury bills with original maturities of less then 90 days. During the quarter, the Company paid $14,000 in interest (2006 - $7,000) and $Nil in income taxes (2006 - $Nil).

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

| (US dollars and shares in thousands - unaudited) | COMMON SHARES | SHARE PURCHASE OPTIONS | RESTRICTED SHARE UNITS | WARRANTS | RETAINED EARNINGS | ACCUMULATED OTHER COMPREHENSIVE INCOME | TOTAL |
|---|---|---|---|---|---|---|---|
| At December 31, 2005 | $ 193,711 | $ 4,953 | $ 26 | $ 38,867 | $ 26,633 | $ - | $ 264,190 |
| Fair value of stock based compensation | - | 1,657 | 111 | - | - | - | 1,768 |
| Share purchase options exercised | 8,948 | (1,930) | - | - | - | - | 7,018 |
| Restricted share units exercised | 26 | - | (26) | - | - | - | - |
| Warrants exercised | 323 | - | - | (43) | - | - | 280 |
| Shares issued | 290,712 | - | - | - | - | - | 290,712 |
| Share issue costs | (7,649) | - | - | - | - | - | (7,649) |
| Net earnings | - | - | - | - | 85,220 | - | 85,220 |
| At December 31, 2006 | 486,071 | 4,680 | 111 | 38,824 | 111,853 | - | 641,539 |
| Change in accounting policy (Note 2) | - | - | - | - | 4,943 | 31,063 | 36,006 |
| At January 1, 2007 as adjusted | 486,071 | 4,680 | 111 | 38,824 | 116,796 | 31,063 | 677,545 |
| Fair value of stock based compensation | - | 451 | 35 | - | - | - | 486 |
| Share purchase options exercised | 2,465 | (537) | - | - | - | - | 1,928 |
| Restricted share units exercised | 25 | - | (25) | - | - | - | - |
| Warrants exercised | 313 | - | - | (42) | - | - | 271 |
| Net earnings | - | - | - | - | 24,937 | - | 24,937 |
| Other Comprehensive loss | - | - | - | - | - | (7,061) | (7,061) |
| At March 31, 2007 | $488,874 | $ 4,594 | $ 121 | $ 38,782 | $ 141,733 | $ 24,002 | $ 698,106 |

## CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

| (US dollars in thousands - unaudited) | THREE MONTHS ENDED MARCH 31 2007 |
|---|---|
| Net earnings | $ 24,937 |
| Other comprehensive income (loss) | |
| Loss on available-for-sale securities, net of tax of $1,603 (Note 3) | $ (7,061) |
| Comprehensive income | $ 17,876 |

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

## 1.     BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2006 except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosure required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at March 31, 2007 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

### INVESTMENTS

Long-term investments in equity securities are classified as available-for-sale because the Company intends to hold the investments for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net income and are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.

Warrants held by the Company are for long-term investment purposes, however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.

The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for available-for-sale securities and a Black-Scholes option pricing model for warrants held.

### DEBT FINANCING COSTS

The Company expenses debt financing costs when they are incurred.

## 2.     CHANGE IN ACCOUNTING POLICY

The Company adopted the provisions of Sections 3855, Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation and 1530, Comprehensive Income, on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income ("OCI"). As a result of adopting these new standards the Company recorded a non-cash increase of $39.5 million to opening long term investments, a non-cash increase of $3.3 million to future income tax liability and a non-cash pre-tax adjustment of $37.7 million ($31.1 million net of tax) as a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income. In addition, the Company recorded a non-cash increase of $5.1 million to opening retained earnings to recognize the value of income tax losses not previously recognized and to record the cumulative effect of the change in accounting policy as it relates to warrants held by the Company.

Under Section 3855, share purchase warrants held by the Company are classified as derivatives and marked-to-market each reporting period. As a result, the Company realized a non-cash increase of $1.9 million to opening long term investments and retained earnings as a one time cumulative effect of a change in accounting policy on January 1, 2007.

Also under Section 3855, the Company adopted a policy to expense debt financing fees when they are incurred and as a result the Company recorded a non-cash adjustment to decrease opening retained earnings by $0.2 million to eliminate the opening balance of debt financing fees that were capitalized and amortized under the Company's previous accounting policy.

Three Months Ended March 31, 2007 (US Dollars - unaudited)

## 3.    LONG-TERM INVESTMENTS

| (in thousands) | MARCH 31, 2007 FAIR VALUE | DECEMBER 31, 2006 FAIR VALUE |
|---|---|---|
| Available-for-sale | $ 97,382 | $ 102,288 |
| Warrants | 2,340 | 3,210 |
| Transitional adjustment on available-for-sale | - | (37,652) |
| Transitional adjustment on warrants | - | (1,854) |
| | $ 99,722 | $ 65,992 |

### AVAILABLE-FOR-SALE

| | MARCH 31, 2007 | | DECEMBER 31, 2006 | | |
|---|---|---|---|---|---|
| (in thousands) | FAIR VALUE | MARK-TO-MARKET GAINS (LOSSES) IN OCI | FAIR VALUE | BOOK VALUE | TRANSITIONAL ADJUSTMENT |
| Bear Creek | $ 47,559 | $ (15,675) | $ 61,264 | $ 32,136 | $ 29,128 |
| Revett | 12,137 | (1,465) | 13,602 | 10,849 | 2,753 |
| Sabina | 19,280 | 4,621 | 14,659 | 10,317 | 4,342 |
| Other | 18,406 | 3,855 | 12,763 | 11,334 | 1,429 |
| | $ 97,382 | $ (8,664) | $ 102,288 | $ 64,636 | $ 37,652 |
| Future tax recovery (expense) in OCI | | 1,603 | | | (6,589) |
| Net (loss) gain | | $ (7,061) | | | $ 31,063 |

### WARRANTS

| | MARCH 31, 2007 | | DECEMBER 31, 2006 | | |
|---|---|---|---|---|---|
| (in thousands) | FAIR VALUE | MARK-TO-MARKET GAINS (LOSSES) INCLUDED IN EARNINGS | FAIR VALUE | BOOK VALUE | TRANSITIONAL ADJUSTMENT |
| Bear Creek [1] | $ - | $ (183) | $ 1,170 | $ 47 | $ 1,123 |
| Revett | 298 | (244) | 542 | 423 | 119 |
| Sabina | 1,823 | 325 | 1,498 | 886 | 612 |
| Other | 219 | (115) | - | - | - |
| | $ 2,340 | $ (217) | $ 3,210 | $ 1,356 | $ 1,854 |

1) The Bear Creek warrants were exercised on January 11, 2007

The Company has recognized a future income tax liability of $1.4 million that relates to the cumulative mark-to-market gains on the available-for-sale securities and the warrants held by the Company.  The estimate is based on the assumption that if the securities were sold at their March 31, 2007 fair market value the capital gains would be taxed at the appropriate Canadian tax rate.  This estimate is offset by non-capital losses carried forward that would reduce the tax liability upon sale of the securities.

By holding these long-term investments the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

## 4.   SILVER CONTRACTS

| (in thousands) | MARCH 31, 2007 | | | DECEMBER 31, 2006 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | COST | ACCUMULATED DEPRECIATION | NET | COST | ACCUMULATED DEPRECIATION | NET |
| Luismin | $ 194,807 | $ (7,419) | $ 187,388 | $ 194,807 | $ (6,660) | $ 188,147 |
| Zinkgruvan | 77,919 | (6,946) | 70,973 | 77,919 | (6,102) | 71,817 |
| Yauliyacu | 285,292 | (13,805) | 271,487 | 285,292 | (10,573) | 274,719 |
| | $ 558,018 | $ (28,170) | $ 529,848 | $ 558,018 | $ (23,335) | $ 534,683 |

On April 16, 2007, the Company agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project in Mexico ("Peñasquito") for the life of mine (Note 11).  Total upfront consideration to be paid is $485 million in cash.

On April 23, 2007, the Company entered into an agreement with Hellas Gold S.A. ("Hellas Gold"), a 65% owned subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold's Stratoni mining operations in Greece for the life of mine (Note 11).  Silver Wheaton paid an upfront cash payment of $57.5 million.

## 5.   PROMISSORY NOTE

On March 30, 2006, as partial consideration for amendments made to the Luismin silver purchase contract, the Company issued a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007.  The promissory note was repaid in full during the quarter.

## 6.   BANK DEBT

The Company has an undrawn $25 million revolving term loan available through the Bank of Nova Scotia.  The interest rate on the Revolving Loan is based on LIBOR plus a spread determined by the Company's leverage ratio.  Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25 : 1 and a Leverage Ratio less than or equal to 3.50 : 1.  The Revolving Loan is secured against the Company's assets including the Luismin, Zinkgruvan and Yauliyacu silver contracts.

Subsequent to March 31, 2007, the Company agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project in Mexico for the life of mine, for cash consideration of $485 million.  To finance this acquisition, the Company has arranged bank debt of $485 million through the Bank of Nova Scotia and BMO Capital Markets (Note 11).  As part of this debt financing the $25 million revolver discussed above will be cancelled.

## 7.      SHAREHOLDERS' EQUITY

### (A)      SHARES ISSUED

A summary of the Company's issued and outstanding shares at March 31, 2007 and December 31, 2006 and the changes for the periods ending on those dates is presented below:

|  | NUMBER OF SHARES | PRICE (CDN$) |
|---|---|---|
| At December 31, 2005 | 183,375,000 | |
| Shares issued to Goldcorp in connection with Luismin Transaction | 18,000,000 | $    7.41 |
| Public offering | 16,644,000 | 12.00 |
| Options exercised | 2,477,331 | 3.27 |
| Warrants exercised | 63,280 | 5.08 |
| Restricted share units exercised | 2,500 | - |
| At December 31, 2006 | 220,562,111 | |
| Options exercised | 683,833 | 3.28 |
| Warrants exercised | 32,100 | 9.91 |
| Restricted share units exercised | 2,500 | - |
| | 221,280,544 | |

### (B)      WARRANTS

The following table summarizes information about the warrants outstanding at March 31, 2007:

| | WARRANTS OUTSTANDING | EXERCISE PRICE (CDN$) | EXCHANGE RATIO | COMMON SHARES TO BE ISSUED UPON EXERCISE OF WARRANTS | EFFECTIVE PRICE PER SHARE (CDN$) | EXPIRY DATE |
|---|---|---|---|---|---|---|
| Share purchase warrants | 117,258,000 | $   0.80 | 0.20 | 23,451,600 | $    4.00 | AUG 5, 2009 |
| Series "A" warrants | 40,273,100 | 1.10 | 0.20 | 8,054,620 | 5.50 | Nov 30, 2009 |
| Series "B" warrants | 7,780,900 | 10.00 | 1.00 | 7,780,900 | 10.00 | DEC 22, 2010 |
| | 165,312,000 | | | 39,287,120 | $    5.50 | |

### (C)      SHARE PURCHASE OPTIONS

During the quarter, the Company issued 740,000 stock options with an exercise price of Cdn$12.60 per option and a fair value of $2.9 million, which was determined using the Black-Scholes option valuation method assuming no dividends are to be paid, a volatility of the Company's share price of 48%, an annual risk-free interest rate of 4.1% and an expected life of 3 years.

At March 31, 2007 there were 4,548,833 share purchase options outstanding with a weighted average exercise price of Cdn$6.15 per option.

**(D)    RESTRICTED SHARE UNITS**

During the quarter the Company issued 20,000 restricted share units at a price of $12.60.  At March 31, 2007 there  were 44,061 restricted share units outstanding.

**8.    SUPPLEMENTAL CASH FLOW INFORMATION**

| (in thousands) | NOTE | MARCH 31 2007 | MARCH 31 2006 |
|---|---|---|---|
| Change in non-cash working capital | | | |
| Accounts receivable | | $    393 | $    (526) |
| Silver inventory | | (268) | 111 |
| Accounts payable | | 119 | (820) |
| Accrued liabilities | | (150) | 168 |
| Other | | (365) | (794) |
| | | $    (271) | $    (1,861) |
| | | | |
| Non-cash investing activities, in connection with the acquisition of silver contracts | | | |
| Shares issued to Goldcorp | | $    - | $  115,560 |
| Promissory note issued to Goldcorp | 5 | $    - | $  20,000 |
| Promissory note issued to Glencore | | $    - | $  40,000 |

**9.    RELATED PARTY TRANSACTIONS**

At March 31, 2007, Goldcorp owned 49% of the Company's outstanding common shares.  During the three months ended March 31, 2007, the Company purchased 1.9 million ounces (2006 – 2.2 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce, for total consideration of approximately $7.6 million (2006 - $8.5 million).

During the three months ended March 31, 2007, Silver Wheaton repaid a $20 million promissory note due to Goldcorp (Note 5).

On April 16, 2007, Silver Wheaton agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project located in Mexico for cash consideration of $485 million, as described in Note 11.  As part of this transaction, Goldcorp's right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009.

The Company has an agreement with Goldcorp whereby Goldcorp provides certain management and administrative services at cost.  During the quarter, total costs reimbursed to Goldcorp were $52,000 compared to $70,000 during 2006. This agreement allows for cancellation with 30 days notice at any time.

At March 31, 2007, the Company owed Goldcorp $59,465 (December 31, 2006 Goldcorp owed the Company – $17,645).

## 10.     SEGMENTED INFORMATION

The Company's reportable operating segments are summarized in the table below.  This information has been segmented on a silver contract basis.

| (in thousands) | **THREE MONTHS ENDED MARCH 31, 2007** | | | | |
| --- | --- | --- | --- | --- | --- |
| | LUISMIN | ZINKGRUVAN | YAULIYACU | CORPORATE | CONSOLIDATED |
| **STATEMENTS OF OPERATIONS** | | | | | |
| Silver sales | $   25,809 | $     6,896 | $    11,427 | $          - | $       44,132 |
| Cost of sales | 7,555 | 2,024 | 3,460 | - | 13,039 |
| Depreciation | 759 | 844 | 3,232 | - | 4,835 |
| Earnings from operations | 17,495 | 4,028 | 4,735 | - | 26,258 |
| Expenses and other income | - | - | - | (1,321) | (1,321) |
| Net earnings (loss) | $   17,495 | $     4,028 | $     4,735 | $   (1,321) | $       24,937 |
| **CASH FLOW FROM OPERATIONS** | $   18,794 | $     4,772 | $     7,968 | $   (1,635) | $       29,899 |
| **TOTAL ASSETS** | $ 187,388 | $   71,670 | $ 271,487 | $ 170,348 | $     700,893 |

| (in thousands) | **THREE MONTHS ENDED MARCH 31, 2006** | | | | |
| --- | --- | --- | --- | --- | --- |
| | LUISMIN | ZINKGRUVAN | YAULIYACU | CORPORATE | CONSOLIDATED |
| **STATEMENTS OF OPERATIONS** | | | | | |
| Silver sales | $   21,104 | $     4,607 | $          - | $          - | $       25,711 |
| Cost of sales | 8,468 | 1,954 | - | - | 10,422 |
| Depreciation | 721 | 839 | - | - | 1,560 |
| Earnings from operations | 11,915 | 1,814 | - | - | 13,729 |
| Expenses and other income | - | - | - | 52 | 52 |
| Net earnings | $   11,915 | $     1,814 | $          - | $          52 | $       13,781 |
| **CASH FLOW FROM OPERATIONS** | $   12,637 | $        854 | $          - | $        441 | $       13,932 |
| **TOTAL ASSETS** | $ 190,569 | $   76,556 | $ 285,289 | $   25,736 | $     578,150 |

## 11.    SUBSEQUENT EVENTS

### PEÑASQUITO

On April 16, 2007, the Company agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project located in Mexico for the life of mine.  Total upfront consideration to be paid is $485 million in cash.  In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.

At July 31, 2006, Peñasquito had proven and probable silver reserves of 575 million ounces, measured and indicated silver resources of 247 million ounces and inferred silver resources of 881 million ounces.  Goldcorp is continuing exploration on the project and expects to provide an updated reserve and resource statement in July, 2007.

Silver Wheaton will not be required to fund any capital expenditures at Peñasquito, including any expansion scenarios. Goldcorp will provide a completion guarantee to Silver Wheaton that the Peñasquito Mine will be constructed with certain minimum production criteria by certain dates. As a result of this transaction, Silver Wheaton will retain a right of first refusal on any further sales of silver streams from Peñasquito for the mine life for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton. Goldcorp's right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009.

Silver Wheaton intends to finance the $485 million purchase price using cash on hand and bank debt.  Closing of this transaction is subject to execution of definitive agreements and receipt of all regulatory approvals and third party consents, including acceptance by the Toronto Stock Exchange.   This transaction is expected to close by May 31, 2007.

### STRATONI

On April 23, 2007, the Company entered into an agreement with Hellas Gold S.A., a 65% owned subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold's Stratoni mining operations in Greece for the life of mine.   Silver Wheaton made an upfront cash payment of $57.5 million.  In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.

The Stratoni mine consists of a stratabound lead-zinc-silver replacement deposit and lies approximately 4 kilometres from the coastal town of Stratoni.  The mine is expected to produce an average of approximately 1.5 million ounces of silver per year for the next 8-15 years, depending on continued exploration success.

During the term of the contract, Silver Wheaton will have a right of first refusal on any future sales of silver streams from any other mine owned or operated by European Goldfields or Hellas Gold.

### BANK DEBT

On April 16, 2007, the Company entered into a commitment with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $185 million under a non revolving term loan (the "Term Loan") and $300 million under a revolving term loan (the "Revolving Loan") in order to finance the acquisition of the Peñasquito silver contract.  The Revolving Loan is for a period of 7 years and the Term Loan is to be repaid in equal installments over a period of seven years, however, prepayments are allowed at any time.

The Company currently has an undrawn revolving term loan in the amount of $25 million from the Bank of Nova Scotia which will be cancelled upon completion of the new debt facilities described above.

## CANADA – HEAD OFFICE

**SILVER WHEATON CORP.**

Park Place, Suite 3400 – 666 Burrard Street

Vancouver, BC V6C 2X8

T 604 684 9648

F 604 684 3123

www.silverwheaton.com

## CAYMAN ISLANDS OFFICE

**SILVER WHEATON (CAYMANS) LTD.**

PO Box 1791GT, 1st Floor, Cayman Corporate Centre

49 Hospital Road

Grand Cayman, Cayman Islands

T 345 946 7603

F 345 946 7604

## STOCK EXCHANGE LISTING

Toronto Stock Exchange: SLW

New York Stock Exchange: SLW

## DIRECTORS

Peter Barnes

Lawrence Bell

John Brough

Peter Gillin

Douglas Holtby

Eduardo Luna, Chairman

Wade Nesmith

## OFFICERS

**Peter Barnes**

*President and Chief Executive Officer*

**Randy Smallwood**

*Executive Vice President, Corporate Development*

**Nolan Watson**

*Chief Financial Officer*

## TRANSFER AGENT

**CIBC MELLON TRUST COMPANY**

1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Toll-free in Canada and the United States: 800 387 0825

Outside of Canada and the United States: 416 643 5500

Email: inquiries@cibcmellon.com

## AUDITORS

Deloitte & Touche LLP

Vancouver, BC

## INVESTOR RELATIONS

**David Awram**

*Director, Investor Relations*

Toll-free: 800 380 8687

Email: info@silverwheaton.com

**Form 52-109F2**
**Certification of Interim Filings**

I, Peter Barnes, Chief Executive Officer of **Silver Wheaton Corp.**, certify that:

1.  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Silver Wheaton Corp. (the issuer), for the interim period ending March 31, 2007;

2.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.  The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a)  designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b)  designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.  I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 1, 2007


/s/ Peter Barnes
Peter Barnes
Chief Executive Officer

**Form 52-109F2**
**Certification of Interim Filings**

I, Nolan Watson, Chief Financial Officer of **Silver Wheaton Corp.**, certify that:

1.  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Silver Wheaton Corp. (the issuer), for the interim period ending March 31, 2007;

2.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.  The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a)  designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b)  designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.  I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 1, 2007


/s/ Nolan Watson
Nolan Watson
Chief Financial Officer